FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/30/2024

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2024 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: July 30, 2024

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2024 Results

Luxembourg, July 30, 2024 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2024.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Net Cash, Free Cash Flow, Adjusted Net Income, Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Second Quarter of 2024 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	ADJUSTED NET INCOME
3.8 MILLION TONS	$545 MILLION	$40 MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	ADJUSTED LOSS PER ADS
1.5 MILLION TONS	12%	$(0.11)

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	NET LOSS
656 MILLION	$409 MILLION	$(743) MILLION

NET CASH POSITION	DIVIDEND PAID	LOSS PER ADS
$1.9 BILLION	$432 MILLION	$(3.71)

Summary of Second Quarter of 2024 Results

CONSOLIDATED	2Q24	1Q24	DIF	2Q23	DIF	1H24	1H23	DIF

Steel Products Shipments (thousand tons)	3,841	3,894	-1%	2,982	29%	7,735	6,048	28%
Mining Products Shipments (thousand tons)	1,496	1,424	5%	—		2,920	—
Net Sales ($ million)	4,514	4,778	-6%	3,871	17%	9,292	7,495	24%
Operating Income ($ million)	371	675	-45%	732	-49%	1,045	1,089	-4%
Adjusted EBITDA ($ million)	545	855	-36%	883	-38%	1,400	1,391	1%
Adjusted EBITDA Margin (% of net sales)	12%	18%		23%		15%	19%
Net Income (Loss) ($ million)	(743)	491		736		(252)	1,215
Equity Holders’ Net Income (Loss) ($ million)	(728)	361		627		(366)	1,001
Earnings (Losses) per ADS[1] ($)	(3.71)	1.84		3.19		(1.87)	5.10
Adjusted Net Income ($ million)	40	491		736		531	1,215
Adjusted Equity Holders’ Net Income (Loss) ($ million)	(21)	361		627		340	1,001
Adjusted Earnings (Losses) per ADS[1] ($)	(0.11)	1.84		3.19		1.73	5.10

1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Second Quarter of 2024 Highlights

Ternium’s Adjusted EBITDA reached $545 million in the period on Adjusted EBITDA Margin of 12%, with a relatively weak pricing environment in Ternium’s main steel markets. Adjusted EBITDA decreased sequentially in the second quarter mainly reflecting lower realized steel prices and a slight increase in costs, as steel shipments remained relatively stable.

The company recorded in the second quarter of 2024 a $783 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012 as a result of an adverse Brazilian court decision issued in June 2024. Ternium believes that such decision is contrary to applicable substantive and procedural law; consequently, it plans to vigorously defend its position, which has been confirmed by a long line of precedents and court decisions, and file all motions and appeals available to it. For more information, see note 13(i) “Tax claims and other contingencies - Provision for ongoing litigation in process related to the acquisition of a participation in Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

In the second quarter of 2024, Ternium had a net loss of $743 million. Net of the aforementioned provision, Adjusted Net Income in the second quarter was $40 million, including a deferred tax loss for an amount of $183 million.

In May 2024, Ternium paid a dividend of $432 million to the company’s shareholders, corresponding to the remaining of the total dividend declared for the year 2023. Capital expenditures in the period amounted to $409 million as Ternium progressed with its expansion programs in Mexico and with its new wind farm in Argentina. Despite this demanding capital allocation, net cash position as of the end of June 2024 was $1.9 billion, a slight decrease compared to net cash position of $2.0 billion as of the end of March. Strong cash provided by operating activities of $656 million and a $160 million increase in the fair value of financial instruments contributed to maintain Ternium’s solid financial position as of the end of the second quarter.

Steel shipments in the second quarter of 2024 increased in Brazil and the Southern Region. Such increases, however, were offset by a slight decrease in sales volumes in Mexico and lower shipments in Other Markets.

In Mexico, steel demand from automotive manufacturers continued growing during the second quarter, reflecting the positive momentum of this industry. On the other hand, activity in the Mexican commercial steel market was negatively affected by a downward trend in steel prices. Furthermore, customer demand in the home appliances and HVAC sectors softened in the period, reflecting a relatively sluggish construction market in North America in a context of high interest rates.

In Brazil, there was a pick-up in steel demand in the second quarter, particularly in the automotive and industrial sectors. However, imports of steel products remained high, with a significant year-over-year expansion in the first half of 2024.

In the Southern Region, steel demand in the second quarter reflected improving conditions in the Argentine market, as industrial customer demand and the commercial market showed a gradual recovery.

Outlook

Ternium expects a sequential decline in adjusted EBITDA for the third quarter of 2024, primarily attributed to reduced margins partially offset by an increase in shipments across key markets. The company anticipates a drop in realized steel prices, largely as a result of the reset of quarterly and six-months contract prices in Mexico.

The company expects consistent demand in Mexico’s industrial and commercial markets, with supply chain stocks at manageable levels. The automotive industry continues to grow and the construction sector is enjoying an upswing in investment from nearshoring activities, leading to the establishment of new factories and a growing need for warehousing and logistics facilities.

In Brazil, Ternium anticipates a modest rise in shipments, supported by the automotive industry’s projected growth and better activity in the construction sector. On the other hand, despite the recent establishment of a quota system to regulate steel imports in the country, imports during the second quarter remained elevated.

In Argentina, Ternium expects shipments to increase in the third quarter of 2024 after a destocking process in the second quarter, although the pace of the recovery remains uncertain.

Analysis of Second Quarter of 2024 Results

Consolidated Net Sales

$ MILLION	2Q24	1Q24	DIF	2Q23	DIF	1H24	1H23	DIF

Mexico	2,145	2,389	-10%	2,457	-13%	4,535	4,663	-3%
Brazil	1,007	1,045	-4%	38		2,053	80
Southern Region	569	563	1%	870	-35%	1,132	1,723	-34%
Other Markets	561	603	-7%	442	27%	1,164	894	30%
Total steel products	4,283	4,601	-7%	3,806	13%	8,884	7,360	21%
Other products	112	89	25%	65	72%	201	134	50%
Steel segment	4,395	4,690	-6%	3,871	14%	9,085	7,495	21%
Mining segment	119	88	35%	0		208	0
Total net sales	4,514	4,778	-6%	3,871	17%	9,292	7,495	24%

Note: other products include mainly electricity sales in Mexico and Brazil.

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2024 equals Net Income adjusted to exclude:

◦Income Tax Results;
◦Net Financial Results;
◦Depreciation and Amortization;
◦Equity in Results of Non-consolidated Companies;
◦Provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012; and
◦Reversal of other Usiminas contingencies recognized as part of the PPA.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment

The Steel Segment net sales were down sequentially in the second quarter of 2024, mostly as a result of decreasing realized steel prices in Ternium’s main steel markets. On a year-over-year basis, the consolidation of Usiminas added $1.1 billion to steel segment net sales and 1.0 million tons to steel product shipments.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

Steel products shipments in Mexico were slightly down sequentially in the second quarter, as the strength of Mexican automotive industry was offset by soft demand in the home appliances and HVAC sectors. In addition, the company’s value chain was subject to disruptions caused by a tropical storm in June. Activity in Mexican commercial market remained affected by a downward trend in steel prices.

In Brazil, shipments in the second quarter reflected a widespread pick-up in steel demand. On a year-over-year basis, sales volumes increased 0.9 million tons due to the consolidation of Usiminas.

In the Southern Region, steel shipments in the quarter showed certain sequential recovery mainly as a result of a gradual improvement in the Argentine market.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

Steel revenue per ton in the second quarter of 2024 decreased sequentially and on a year-over-year basis, reflecting a weak pricing environment in Ternium’s main steel markets. Particularly in North America, reference spot prices for hot-rolled flat products decreased to levels close to the lowest recorded in the last 12 months.

REVENUE PER TON - STEEL PRODUCTS $/TON

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q24	1Q24	DIF	2Q23	DIF	2Q24	1Q24	DIF	2Q23	DIF	2Q24	1Q24	DIF	2Q23	DIF

Mexico	2,145	2,389	-10%	2,457	-13%	1,985	2,078	-4%	2,031	-2%	1,081	1,150	-6%	1,209	-11%
Brazil	1,007	1,045	-4%	38		977	923	6%	42		1,031	1,132	-9%	906
Southern Region	569	563	1%	870	-35%	426	370	15%	563	-24%	1,337	1,522	-12%	1,545	-13%
Other Markets	561	603	-7%	442	27%	453	523	-13%	346	31%	1,239	1,153	7%	1,277	-3%
Total Steel Products	4,283	4,601	-7%	3,806	13%	3,841	3,894	-1%	2,982	29%	1,115	1,181	-6%	1,276	-13%
Other Products	112	89	25%	65	72%
Total Steel Segment	4,395	4,690	-6%	3,871	14%

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	1H24	1H23	DIF	1H24	1H23	DIF	1H24	1H23	DIF

Mexico	4,535	4,663	-3%	4,063	4,098	-1%	1,116	1,138	-2%
Brazil	2,053	80		1,900	106		1,080	761
Southern Region	1,132	1,723	-34%	796	1,107	-28%	1,423	1,557	-9%
Other Markets	1,164	894	30%	976	738	32%	1,193	1,211	-2%
Total Steel Products	8,884	7,360	21%	7,735	6,048	28%	1,149	1,217	-6%
Other Products	201	134	50%
Total Steel Segment	9,085	7,495	21%

CASH OPERATING INCOME PER TON - STEEL SEGMENT $/TON

CASH OPERATING INCOME MARGIN - STEEL SEGMENT %

Cash Operating Income equals Operating Income adjusted to exclude depreciation and amortization as well as certain other non-cash and/or non-recurring items. The steel segment’s Cash Operating Income per Ton and Margin equal the steel segment’s Cash Operating Income divided by Steel Segment’s Shipments and Net Sales, respectively. For more information see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Ternium recorded sequentially lower steel segment Cash Operating Income per Ton and Margin in the second quarter of 2024. Reported ratios were negatively impacted by a decrease in realized steel prices in Ternium’s main steel markets. In addition, cost per ton in the second quarter increased slightly compared to cost per ton in the prior quarter.

Mining Segment

Ternium reports intercompany and third-party sales of mining products under the Mining segment. The Mining Segment net sales in the second quarter of 2024 remained relatively stable sequentially.
On a year-over-year basis, the consolidation of Usiminas added 2.0 million tons to mining products shipments in the second quarter and $161 million to net sales of mining products.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

Mining revenue per ton in the second quarter of 2024 remained stable sequentially, as higher realized iron ore prices were offset by a lower participation of higher-priced pellets in the sales mix. Iron ore price volatility remained high in the first half of 2024, with reference prices reaching a 12-month peak early in January and then falling to near the lowest level recorded in the last 12 months.

REVENUE PER TON - MINING PRODUCTS $/TON

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q24	1Q24	DIF	2Q23	DIF	2Q24	1Q24	DIF	2Q23	DIF	2Q24	1Q24	DIF	2Q23	DIF
Third parties	119	88	35%	—	—	1,496	1,424	5%	—	—	80	62	29%	—	—
Intercompany	152	186	-18%	110	38%	1,178	1,271	-7%	867	36%	129	146	-12%	127	2%
Total	271	274	-1%	110	147%	2,674	2,695	-1%	867	208%	102	102	—%	127	-20%

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	1H24	1H23	DIF	1H24	1H23	DIF	1H24	1H23	DIF
Third parties	208	—	—	2,920	—	—	71	—	—
Intercompany	338	195	74%	2,450	1,667	47%	138	117	18%
Total	546	195	180%	5,369	1,667	222%	102	117	-13%

CASH OPERATING INCOME PER TON - MINING PRODUCTS $/TON

CASH OPERATING INCOME MARGIN - MINING SEGMENT %

Cash Operating Income equals Operating Income adjusted to exclude depreciation and amortization as well as certain other non-cash and/or non-recurring items. The mining segment Cash Operating Income per Ton and Cash Operating Income Margin equal the mining segment’s Cash Operating Income divided by its Shipments and Net Sales, respectively.
For more information see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

The mining segment’s Cash Operating Income per Ton and Margin increased sequentially in the second quarter of 2024, mainly as result of higher iron ore prices partially offset by a lower participation of higher-margin iron ore pellets in the sales mix.

Net Financial Results

In the second quarter of 2024, net foreign exchange results were a loss of $49 million, mainly reflecting the negative effect of the depreciation of the Brazilian
Real vis-a-vis the US dollar on Usiminas’ US dollar denominated debt. Usiminas uses the Brazilian Real as functional currency.

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Net interest results	29	38	24	66	50
Net foreign exchange result	(49)	(41)	(25)	(90)	(40)
Change in fair value of financial assets	(5)	(137)	(14)	(142)	(10)
Other financial expense, net	(13)	(23)	(4)	(36)	(10)
Net financial results	(39)	(163)	(18)	(201)	(10)

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the US dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the US dollar, as well as for the effect of local inflation. Effective tax rates in the second quarter and first half of 2024 included, in addition, the effect of a $783 million provision for ongoing litigation related to the acquisition of a participation in Usiminas.

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Current income tax expense	(124)	(126)	(148)	(250)	(286)
Deferred tax (loss) gain	(183)	86	143	(97)	361
Income tax expense	(307)	(40)	(5)	(347)	74
Result before income tax	(436)	532	741	96	1,141
Effective tax rate	-70%	8%	1%	363%	-7%

Excluding $783 million provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012:
Result before income tax excluding provision	347	532	741	879	1,141
Effective tax rate excluding provision	88%	8%	1%	40%	-7%

Net Income

In the second quarter of 2024, Adjusted Net Income equaled the period’s Net Loss adjusted to exclude a $783 million provision for ongoing litigation related to the acquisition of a participation in Usiminas. In the third quarter of 2023, Adjusted Net Income equaled the period’s Net Loss adjusted to exclude a loss of $1.1 billion in connection with an increase in the participation in Usiminas in such quarter. Adjusted Earnings (Losses) per ADS equaled each period’s Adjusted Equity Holders’ Net Result divided by 1,963 million outstanding shares of Ternium’s common stock, net of treasury shares, expressed in ADS equivalent (each ADS represents 10 shares).

Net Loss and Adjusted Net Income in the second quarter of 2024 included a deferred tax loss of $183 million.

NET INCOME (LOSS), EARNINGS (LOSSES) PER ADS $ MILLION, $

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Owners of the parent	(728)	361	627	(366)	1,001
Non-controlling interest	(16)	130	109	114	214
Net Income (Loss)	(743)	491	736	(252)	1,215
Excluding provision for ongoing litigation related to acquisiton of Usiminas participation	(783)	—	—	(783)	—
Adjusted Net Income	40	491	736	531	1,215

Cash Flow and Liquidity

Cash from operations reached $656 million in the second quarter of 2024, including a $169 million decrease in working capital. Of note in the working capital reduction were a $117 million net decrease in trade and other receivables and a $64 million net increase in trade payables and other liabilities.
Capital expenditures amounted to $409 million in the period. Among other initiatives, Ternium made progress in the construction of new facilities in its Pesquería industrial center, where the company has recently inaugurated a new push-pull pickling line, and in the construction of a new wind farm in Argentina.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

Ternium’s net cash position decreased slightly in the second quarter, to $1.9 billion as of June 30, 2024.

During the period, Ternium paid a dividend to shareholders of $432 million, corresponding to the remaining of the dividend declared for the year 2023, for a total of $648 million.

In the second quarter, cash used in Ternium’s capital expenditures program and for the dividend payment was largely offset mainly by cash provided by operating activities and a $160 million increase in the fair value of financial instruments.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on July 31, 2024, at 8:30 a.m. ET in which management will discuss second quarter of 2024 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Net sales	4,514	4,778	3,871	9,292	7,495
Cost of sales	(3,758)	(3,675)	(2,839)	(7,432)	(5,820)
Gross profit	757	1,104	1,032	1,860	1,674
Selling, general and administrative expenses	(435)	(431)	(304)	(866)	(597)
Other operating income	49	2	4	51	12
Operating income	371	675	732	1,045	1,089

Financial expense	(45)	(45)	(18)	(90)	(34)
Financial income	73	83	42	156	83
Other financial (expense) income, net	(67)	(200)	(42)	(267)	(60)
Equity in earnings of non-consolidated companies	15	20	27	34	62
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(783)	—	—	(783)	—
Profit (Loss) before income tax results	(436)	532	741	96	1,141
Income tax (expense) credit	(307)	(40)	(5)	(347)	74
Profit (Loss) for the period	(743)	491	736	(252)	1,215

Attributable to:
Owners of the parent	(728)	361	627	(366)	1,001
Non-controlling interest	(16)	130	109	114	214
Net (Loss) Profit for the period	(743)	491	736	(252)	1,215

Statement of Financial Position

$ MILLION	JUNE 30, 2024	DECEMBER 31, 2023

Property, plant and equipment, net	7,911	7,638
Intangible assets, net	1,050	996
Investments in non-consolidated companies	497	517
Other investments	31	211
Deferred tax assets	1,389	1,713
Receivables, net	943	1,073
Total non-current assets	11,822	12,149

Receivables, net	969	1,173
Derivative financial instruments	7	15
Inventories, net	5,048	4,948
Trade receivables, net	1,973	2,065
Other investments	2,117	1,976
Cash and cash equivalents	1,719	1,846
Total current assets	11,833	12,024

Non-current assets classified as held for sale	8	7

Total assets	23,663	24,179

Statement of Financial Position (cont.)

$ MILLION	JUNE 30, 2024	DECEMBER 31, 2023

Capital and reserves attributable to the owners of the parent	11,881	12,419
Non-controlling interest	4,274	4,393
Total equity	16,155	16,812

Provisions	637	840
Deferred tax liabilities	30	171
Other liabilities	1,102	1,149
Trade payables	6	12
Lease liabilities	177	189
Borrowings	1,232	1,206
Total non-current liabilities	3,183	3,567

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	783	—
Current income tax liabilities	38	137
Other liabilities	444	430
Trade payables	2,250	2,233
Derivative financial instruments	7	8
Lease liabilities	50	52
Borrowings	752	940
Total current liabilities	4,324	3,801

Total liabilities	7,508	7,367

Total equity and liabilities	23,663	24,179

Statement of Cash Flows

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Result for the period	(743)	491	736	(252)	1,215

Adjustments for:
Depreciation and amortization	199	171	151	370	301
Income tax accruals less payments	283	(13)	(117)	271	(273)
Equity in earnings of non-consolidated companies	(15)	(20)	(27)	(34)	(62)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	783	—	—	783	—
Interest accruals less payments/receipts, net	(11)	(2)	6	(12)	(12)
Changes in provisions	(62)	(7)	1	(69)	—
Changes in working capital	169	(266)	(605)	(97)	(387)
Net foreign exchange results and others	52	120	(18)	172	(19)
Net cash provided by operating activities	656	475	127	1,132	763

Capital expenditures and advances to suppliers for PP&E	(409)	(449)	(231)	(858)	(434)
Decrease (increase) in other investments	329	—	173	329	(513)
Proceeds from the sale of property, plant & equipment	1	1	—	1	1
Dividends received from non-consolidated companies	1	1	15	2	15
Net cash used in investing activities	(79)	(447)	(42)	(526)	(931)

Dividends paid in cash to company’s shareholders	(432)	—	(353)	(432)	(353)
Dividends paid in cash to non-controlling interest	(46)	—	—	(46)	—
Finance lease payments	(15)	(18)	(13)	(33)	(27)
Proceeds from borrowings	303	131	27	434	73
Repayments of borrowings	(365)	(166)	(31)	(531)	(227)
Net cash used in financing activities	(556)	(53)	(371)	(608)	(535)

Increase (Decrease) in cash and cash equivalents	22	(24)	(286)	(2)	(703)

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Net result	(743)	491	736	(252)	1,215
Adjusted to exclude:
Depreciation and amortization	199	171	151	370	301
Income tax results	307	40	5	347	(74)
Net financial result	39	163	18	201	10
Equity in earnings of non-consolidated companies	(15)	(20)	(27)	(34)	(62)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	783	—	—	783	—
Reversal of other Usiminas contingencies recognized as part of the PPA	(34)	—	—	(34)	—
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	9	9	—	18	—
Adjusted EBITDA	545	855	883	1,400	1,391
Divided by: net sales	4,514	4,778	3,871	9,292	7,495
Adjusted EBITDA Margin (%)	12%	18%	23%	15%	19%

Exhibit I - Alternative performance measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	278	593	597	871	1,117
Plus/Minus differences in cost of sales (IFRS)	88	59	144	147	5
Excluding depreciation and amortization	134	137	126	271	253
Excluding reversal of other Usiminas contingencies	(34)	—	—	(34)	—
Including proportional EBITDA in Unigal (70% participation)	9	9	—	18	—
Cash Operating Income	476	798	867	1,274	1,374
Divided by steel shipments (thousand tons)	3,841	3,894	2,982	7,735	6,048
Cash Operating Income per Ton - Steel	124	205	291	165	227
Divided by steel net sales	4,395	4,690	3,871	9,085	7,495
Cash Operating Income Margin - Steel (%)	12%	17%	22%	14%	18%

Cash Operating Income - Mining Segment

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(52)	(22)	(25)	(74)	(31)
Plus/minus differences in cost of sales (IFRS)	61	54	10	115	(6)
Excluding depreciation and amortization	65	34	25	99	49
Cash Operating Income	74	66	9	140	12
Divided by mining shipments (thousand tons)	2,674	2,695	867	5,369	1,667
Cash Operating Income per Ton - Mining	28	25	10	26	7
Divided by mining net sales	271	274	110	546	195
Cash Operating Income Margin - Mining (%)	27%	24%	8%	26%	6%

Exhibit I - Alternative performance measures (cont.)

Adjusted Net Result

$ MILLION	2Q24	3Q23

Net loss	(743)	(783)
Excluding non-cash effects related to the increase in the participation in Usiminas	—	(1,106)
Excluding provision for ongoing litigation related to the acquisiton of a participation in Usiminas	(783)	—
Adjusted Net Result	40	323

Adjusted Equity Holders’ Net Result and Adjusted Earnings (Losses) per ADS

$ MILLION	2Q24	3Q23

Equity holders’ net loss	(728)	(739)
Excluding non-cash effects related to the increase in the participation in Usiminas	—	(1,010)
Excluding provision for ongoing litigation related to the acquisiton of a participation in Usiminas	(706)	—
Adjusted Equity Holders’ Net Result	(21)	271
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196	196
Adjusted Earnings (Losses) per ADS ($)	(0.11)	1.38

Free Cash Flow

$ MILLION	2Q24	1Q24	2Q23	1H24	1H23

Net cash provided by operating activities	656	475	127	1,132	763
Excluding capital expenditures and advances to suppliers for PP&E	(409)	(449)	(231)	(858)	(434)
Free cash flow	248	26	(104)	274	329

Note: Free Cash Flow in the comparative quarters in 2023 has been modified due to a reclassification, moving the following amounts from interest accruals less payments to other investments: $46 million in the second quarter of 2023 and $64 million in the first half of 2023.

Exhibit I - Alternative performance measures (cont.)

Net Cash Position

$ BILLION	JUN 30, 2024	MAR 31, 2024	DEC 31, 2023

Cash and cash equivalents[2]	1.7	1.8	1.8
Plus: other investments (current and non-current)[2]	2.1	2.3	2.2
Less: borrowings (current and non-current)	(2.0)	(2.1)	(2.1)
Net cash position	1.9	2.0	1.9

2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.3 billion and $1.2 billion as of June 30 and March 31, 2024, respectively, and $1.1 billion as of December 31, 2023.